VIA EDGAR

December 6, 2023

Ms. Mary Mast

Ms. Angela Connell

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Entrada Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 6, 2023

Form 10-Q for the Six Months Ended June 30, 2023

Filed August 8, 2023

File No. 001-40969

Dear Ms. Mast and Ms. Connell:

On behalf of Entrada Therapeutics, Inc. (“we” or the “Company”),  we submit for filing, via direct transmission to the EDGAR system of the U.S. Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated November 21, 2023 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 and the Company’s Form 10-Q for the quarterly period ended June 30, 2023.

We have reproduced below in bold the Staff’s comment and the Company’s response following such comment.

Correspondence filed November 13, 2023

Form 10-Q for the Quarterly Period ended June 30, 2023

Notes to Condensed Consolidated Financial Statements (Unaudited)

13. Collaboration and License Agreements, page 23

1.	You state that you adopted Accounting Standards Update 2022-03 on January 1, 2023 and that you considered the guidance provided by ASC 820-10-35-16D and 820-10-55-51 and 820-10-52 (Case A). Please tell us if the discount for lack of marketability was based solely on the fact that the shares issued were unregistered or whether it contemplated the lock-up agreement restriction in paragraph 10.2 of the Stock Purchase Agreement. If the lock-up provision was considered in estimating the discount for lack of marketability, explain how you determined this was appropriate considering the guidance in ASC 820- 10-55-52A. In addition, please tell us why additional disclosure pursuant to ASC 820-10- 50-6B is not required.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following:

The Company respectfully advises the Staff that, in accordance with ASC 820-10-35-6B and ASC 820-10-35-36B, the discount for lack of marketability (“DLOM”) does not include any adjustment for the contractual lock-up restrictions. However, pursuant to 820-10-55-52 (Case A), the DLOM reflects the unregistered nature of the shares and related restrictions under the Securities Act of 1933, as amended, prohibiting the resale of the shares other than pursuant to an effective registration statement thereunder (which has not been filed) or an exemption from registration therefrom, which would require either a minimum holding period, subjecting the holder of the shares to market risk, or sales to a limited array of potential purchasers such as offshore investors pursuant to Regulation S, resulting in a less liquid market for such shares.

The Company acknowledges the Staff’s comment with respect to the disclosure required by ASC 820-10-50-6B and respectfully advises the Staff that it believes such disclosure requirement is not applicable to the Company. The Company is the issuer, not the holder, of the equity securities in question and believes that ASC 820-10-50-6B is intended to provide disclosure as it pertains to the liquidity risks associated with investments in equity securities held by a registrant, subject to contractual sale restrictions. As the issuer of the equity securities, the Company is not exposed to such liquidity risks that would influence the users of the financial statements.

The Company undertakes to expand its disclosure in future filings to clarify that the DLOM was applied solely due to the shares being unregistered and therefore subject to restrictions on resale.

If you have any questions about this response, please contact the undersigned through email on file or at (857) 520-9158.

Sincerely,

Entrada Therapeutics, Inc.

By:	/s/ Kory Wentworth
Name:	Kory Wentworth
Title:	Chief Financial Officer